Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
[The following was provided to members of Siebel’s Sales organization and posted on the company’s internal website on September 19, 2005]
Gartner’s First Take: “Siebel Sale Highlights Split Between IT and Business Buyers"
M. Maoz, L.Geishecker
Siebel Rebuttal Document
The Gartner First Take: Siebel Sale Highlights Split between IT and Business Buyers” represents the initial thoughts from Gartner’s CRM Team on the announcement of Oracle’s intention to acquire Siebel. As a number of these analyst opinions could be misleading to Siebel customers we have created a document that cites statements from Oracle and Siebel executives and analyses from other Tier-One industry analyst firms to help answer your customers’ questions and effectively respond to statements made by Gartner.
#1. Gartner Claim: Siebel Customers Face a Substantial Disruption in Product Technology
“Support for Siebel applications will continue until 2012, but Siebel customers now unexpectedly face a substantial shift in the product technology platform they use to support their CRM needs (as this product is incorporated in Oracle’s Project Fusion).”
Siebel Response: Two years ago, Siebel announced plans to support heterogeneous platforms (J2EE and .NET), along with an increased focus on SOA. This movement to an SOA-based platform is in line with Oracle’s stated direction.
•	“First of all we intend to continue to support the existing suite of Siebel products for some time to come. Not unlike PeopleSoft, we said we are going to support the products for many, many years. So we’re doing that also with the Siebel products.”
— Larry Ellison, Oracle CEO, 9/12/05
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•	“We will embrace Siebel’s best-in-class CRM products and make the features of those products the centerpiece of our Project Fusion CRM.”
— Charles Philips, Oracle President, 9/12/05
Other industry analysts disagree with Gartner and predict that there will be no negative impact to customers.

•	On 9/13/2005, a recent report by Aberdeen Group, highlighted that the transition for customers will be largely transparent.
•	Additionally, on the question of ‘what does this mean for existing Siebel customers? Beagle Research, in a report dated 9/13/2005 implies that not much will happen and that the software Siebel customers have still works and won’t expire at midnight.
#2. Gartner Claim: Support for Siebel apps will diminish as a result of the acquisition
“Oracle’s development organization is not known for good support of CRM applications”.
Siebel Response: This claim seems irrelevant as Oracle will seek to maintain Siebel support personnel who have experience in providing world-class support for Siebel applications and deployments. Siebel customers should notice no change in support for their applications. As evidence, Oracle was able to retain almost all of PeopleSoft’s support organization, leading to a continuation of high-levels of support for PeopleSoft applications. Siebel’s industry-leading support teams will benefit from an existing Oracle infrastructure of 6,000+ professionals leveraging 16 global support centers (source: Oracle Financial Analyst Day, NYC, and January 26th, 2005).
#3. Gartner “Recommendations” For Siebel Customers:
•	Siebel customers running version 7.5 or later versions: Continue running current deployments.

•	Siebel customers using earlier versions (pre-v.7.5): Weigh the implications of moving off of support within the next three years.

•	Siebel OnDemand customers: Consider alternative products until there is a definitive explanation of future development, sales and support plans for OnDemand.

•	All other Siebel customers and prospects: Do not plan on running on IBM WebSphere or Microsoft .NET until details (including financial penalties) regarding the new architecture are available.”
Siebel Response: Siebel 7.X and earlier customers: Oracle has made numerous references to continued support of Siebel products. As support for its claims, Oracle has filed documents with the SEC that make at least 11 references to continued support of Siebel product.
"First of all we intend to continue to support the existing suite of Siebel products for some time to come. Not unlike PeopleSoft we said we are going to support the products for many, many years. So we’re doing that also with the Siebel products”
— Larry Ellison, 9/12/05
Credibility for Oracle’s statements is added through Oracle’s continued support of PeopleSoft and J D Edwards solutions.
•	“Customer investments in Oracle and Siebel CRM will be fully supported and protected. We plan to continue to provide product enhancements and support to Oracle, PeopleSoft, and JD Edwards CRM products, and we encourage our customers to continue to use, deploy, and upgrade to new versions of these products.”
— Charles Philips, 9/2005.

Finally, other industry analysts have recommended that Siebel customers not put off their current and future Siebel purchases, stating that customers will be able to maintain and upgrade existing Siebel systems, and migrate to Project Fusion only when they’re ready.
•	On 9/12/05, Paul Hammerman, Forrester Research, advised customers to not put off product upgrades that make sense for their business based on acquisition uncertainties.

•	In a report dated 9/13/05, Aberdeen Group points to Oracle’s past history with the installed bases of its acquired companies as an indication they won’t use a heavy hand to transition users from Siebel’s current installed base.

•	On 9/12/05, AMR Research, too, highlighted it expects Oracle to sell, support and enhance the current Siebel products for years as they work to incorporate Siebel’s functionality into the next — generation Fusion product line.

•	IDC, in a recent report, 9/2005, has the opinion that Oracle has already learned the lesson about “no forced marches” in terms of applications migration and advises users to rest assured that the Siebel roadmap will remain mainly intact for at least several more years.
Siebel Response: Siebel CRM OnDemand Customers and Prospects: Gartner’s opinion regarding an uncertain future for Siebel CRM OnDemand is misguided. In public statements by both Larry Ellison and Charles Phillips, Oracle has been very clear about its future support for Siebel CRM OnDemand. At the time this rebuttal was written, Oracle had filed documents with the SEC at least 7 references to Oracle’s commitment to continue the Siebel CRM OnDemand product line and the opportunities it presents.
•	“I think it [Siebel CRM OnDemand] is a key part of the strategy and it was one of the key motivators for us doing this deal. We think OnDemand is going to be increasingly important. We think the Siebel OnDemand products ... are improving at a very, very rapid rate and we intend to invest in them heavily. In fact, we expect that all of the Siebel product features and functions that they have in the software products will migrate to the OnDemand products. So we think that is again a very important asset that we want to preserve and invest in as this acquisition is concluded”
— Larry Ellison, 9/12/05
—
•	“Customer-facing CRM solutions help Oracle become a more important strategic solutions provider — Amplified by Oracle’s commitment to deployment flexibility, whether on promise, hosted or hybrid models”
— Oracle’s Investor presentation slides, 9/12/05
Industry Analysts agree:
•	On 9/12/05, Forrester Research, stated their opinion that Siebel’s growing OnDemand hosted offering is an attractive aspect of Siebel’s business as Oracle has not been able to yet provide a true software subscription offering to compete with pure-play SaaS vendors.
—
•	Additionally, in a report by Nucleus Research on 9/5/2005, Nucleus highlighted that Siebel’s recent investment in its [Siebel OnDemand] offering has strengthened its ability to compete more effectively with Salesforce.com than ever before. Nucleus is of the opinion that with Oracle promoting Siebel OnDemand Salesforce.com will face increasing competitive challenges and will be pushed for more thought leadership and best practice guidance.
Siebel Response: Siebel Customers with IBM or Microsoft .NET Infrastructures:
Gartner’s reservations about future support for IBM and Microsoft technology are unfounded because Gartner is implying Oracle’s plans are unclear. Yet Oracle has made very clear that support for existing partner technologies will continue for current and future product releases.
•	According to Charles Philips in his comments to Siebel employees on 12th Sept 2005, Oracle will announce hot-pluggable middleware at OracleWorld that will allow customers to run on WebSphere.

•	“Oracle plans to continue to support Siebel’s platform technology partners and maintain support for Siebel applications running on heterogeneous databases to serve customer needs”
— Siebel’s CEO George Shaheen in a letter to Siebel customers.
•	“Oracle plans to maintain support for Siebel applications running on heterogeneous databases to serve customers’ needs”
— Oracle Executive call script, Sept 2005, filed with SEC
•	“Siebel Systems Customer benefits:
•	Continue support for Siebel’s CRM and Analytics solutions
•	Maintain support for heterogeneous databases”
— Oracle Investor presentation, 12th Sept 2005
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The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.
Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements:
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.